Exhibit 99.1

Vermilion Energy Inc. Announces $0.23 CDN Cash Dividend for March 16, 2020 Payment Date

CALGARY, Feb. 18, 2020 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce a cash dividend of $0.23 CDN per share payable on March 16, 2020 to all shareholders of record on February 28, 2020.  The ex-dividend date for this payment is February 27, 2020.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).  As previously announced, we are phasing out the Dividend Reinvestment Plan ("DRIP") over the course of 2020.  We will be prorating the available DRIP shares by 25% each quarter starting in Q1 2020, until completely eliminated in Q4 2020.  The net market proration factor may differ slightly each month from the stated factor to ensure the total quarterly proration of 25% remains in-tact.  For those investors that would like to continue reinvesting the cash portion of their dividends in Vermilion shares, we encourage you to contact your brokerage firm about setting up an automated reinvestment plan to purchase shares on the open market.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion holds a 20% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 14.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Vice President Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 18-FEB-20